8 December 2010

National Grid plc (‘the Company’)

Scrip Dividend for 2010/11 interim dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, is available to shareholders on the Register on the dividend record date.  A timetable is provided below.

The scrip dividend reference price for the 2010/11 interim dividend (being the average closing mid-market price of an ordinary share for the 5 dealing days commencing with, and including, the ex-dividend date) is 553.10 pence.

For American Depositary Receipt (ADR) holders, the ADR reference share price (being the reference share price above translated for ADRs at the average US$ rate for 1st – 7th December inclusive) is $44.0191.

Terms and Conditions of the scrip dividend are available on the National Grid plc website at www.nationalgrid.com under the 2009 AGM Information section or from the Registrars, Capita.

2010/11 interim dividend timetable:

Dividend amount declared – 12.90 pence per ordinary share; $1.0239 per ADR

Ordinary shares and ADRs trade ex-dividend - 1 December 2010

Record date - 3 December 2010

Last date for receipt of scrip elections – 17 December 2010

Dividend payment date – 19 January 2011

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116